COLORADO-UTAH NATURAL GAS, INC.
140 WEST 9000 SOUTH, STE 5
SANDY, UTAH 84065

December 28, 2006

U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20594

RE: Colorado-Utah Natural Gas, Inc.
Filer No.: 0001342540
File No.: 333-129681

Gentlemen:

On November 18, 2005, the Company filed with the U. S. Securities and Exchange Commission (File Number 333-129681) a Form SB-2. The Company kindly requests a withdrawal of this filing.

Please return a time stamped copy in the provided envelop.

If you have any questions, please contact this office

Respectfully Submitted,
For Colorado-Utah Natural Gas, Inc.

Dean H. Christensen
President

cc: Terry R. Spencer, Esq
Mr. Gary Bowen, Securities Division, State of Utah